Q2 2022 Results & Business Update 4 August 2022

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements © MorphoSys – Q2 2022 results 2

Agenda

01	Highlights Q2 / H1 2022 & Outlook	Jean-Paul Kress, M.D., CEO
02	Commercial Update	Joe Horvat, General Manager, U.S.
03	Development Update	Malte Peters, M.D., CR&DO
04	Financial Results & Guidance	Sung Lee, CFO
05	Q&A	Jean-Paul Kress, Sung Lee, Malte Peters, Joe Horvat

© MorphoSys – Q2 2022 results
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Highlights Q2 / H1 2022 & Outlook 01 Jean-Paul Kress, M.D. CEO

Our Ambition is to Become a Leader in Hematology/Oncology © MorphoSys – Q2 2022 results 5 Relapsed/Refractory DLBCL Commercial Mid-Stage PELABRESIB CPI-0209 Basket Trial Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Aiming to have two commercial products by 2025 Expand into 1L DLBCL and beyond PELABRESIB Change the standard of care in 1L myelofibrosis Phase 3 Development

Q2 Developments & Highlights

Aiming to have two commercial products by 2025

BUSINESS DEVELOPMENT

+ HIBio license deal for:
  - Felzartamab
  - MOR210
+ Pfizer collaboration
  - Monjuvi + Pfizer's CD47

PARTNERED PROGRAMS

+ Pivotal readouts 2022:
  - Gantenerumab (Roche)
  - Otilimab (GSK)
+ Additional programs progressing:
  - Ianalumab (NVS)
  - Abelacimab (Anthos Therapeutics)
  - Setrusumab (Ultragenyx/Mereo)

DRIVE PIVOTAL TRIALS

+ Pelabresib
  - 1L myelofibrosis (MF)
+ Monjuvi
  - 1L DLBCL
  - r/r FL & MZL

FINANCES

+ Liquidity position of € 754.3 million
+ Access to capital

© MorphoSys – Q2 2022 results

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Commercial Update 02 Joe Horvat General Manager, U.S.

Monjuvi Commercial Execution

Continued uptake in 2L DLBCL and account penetration

Q2 2022 U.S. Sales

$23.3MM



+29%
YoY

Growing Breadth

>1,250
sites of care



Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22
>70% Community
<30% Academic

Leading Share

in 2L DLBCL
new patient starts



Improving Persistence

With additional opportunity remaining



Preferred 2L Regimen by the NCCN Guidelines
Encouraging ~80% Repeat Order Rates at Sites of Care (SOC)

© MorphoSys – Q2 2022 results

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Development Update 03 Malte Peters, M.D. CR&DO

Accelerating our Innovation and Growth Strategy

High potential mid- to late-stage pipeline in hematology / oncology

ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI tafasitamab-cxix | 200mg
			1L DLBCL (frontMIND)				
			r/r FL/MZL (inMIND)				
			r/r DLBCL (with plamotamab)*				
			r/r DLBCL (with TTI-622)**			trial not yet initiated	
Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)				
			1L/2L Myelofibrosis (MANIFEST)				
CPI – 0209		EZH2	Solid tumors/ Hematological malignancies				

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma * trial sponsored by Xencor ** trial sponsored by Pfizer

© MorphoSys – Q2 2022 results

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Data Suggest Potential Disease-Modifying Effect of Pelabresib

Treatment-induced changes in megakaryocyte-erythroid progenitors directly correlate with improvement in spleen volume

MEGAKARYOCYTIC-ERYTHROID PROGENITORS



% change of cell fraction at T2 (C5–C12)
200
100
0
−50
0
50
Week 24 SVR35 responders
Week 24 SVR35 nonresponders
r = 0.56
p = 0.04
q = 0.20
% change of spleen volume from baseline, Week 24

- Data presented at EHA 2022
- Samples from patients enrolled in the MANIFEST trial
- Findings show pelabresib may improve the typical imbalance in myeloid and lymphoid cells and help restore normal blood cell development

ρ-Spearman correlation coefficient; p value: probability of zero correlation under normality assumptions; q value: Benjamini–Hochberg FDR-corrected p value. C, treatment cycle; FDR, false discovery rate; SVR35, spleen volume reduction of 35%. Zavidij et al., EHA 2022; data cut-off 10 Sep 2021; data from arm 3 of the MANIFEST study; pelabresib is an investigational new drug and has not been approved by any regulatory authorities

© MorphoSys – Q2 2022 results

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Gantenerumab — GRADUATE Phase 3 data Alzheimer‘s disease H2 2022 Tafasitamab — inMIND Primary analysis data r/r FL / MZL H2 2023 Pelabresib — MANIFEST-2 Primary analysis data Myelofibrosis H1 2024 Otilimab — ContRAst Phase 3 data Rheumatoid arthritis H2 2022 Pelabresib — MANIFEST Follow-up phase 2 data Myelofibrosis Q4 2022 Tafasitamab — frontMIND Primary analysis data in 1L 1L DLBCL H2 2025 CPI-0209 Phase 1/2 PoC data solid cancer/lymphoma H2 2022 Tafasitamab — firstMIND Follow-up phase 1b data 1L DLBCL Q4 2022 Selected Upcoming Key Clinical Milestones Broadening proprietary development pipeline © MorphoSys – Q2 2022 results 12 DLBCL: diffuse large B-cell lymphoma. r/r FL: relapsed/refractory Follicular Lymphoma 2022 2024 – 252022 cont. – 23 Pivotal studiesKEY: Developed by Roche Developed by GSK

Financial Results and Guidance 04 Sung Lee CFO

Monjuvi U.S. Product Sales and Minjuvi Royalty Revenue © MorphoSys – Q2 2022 results 14 5.0 17.1 15.5 18.0 22.0 23.6 18.7 23.3 0.1 0.7 0.7 0.7 Q3* '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Q2 '22 Royalties from ex-U.S. Sales of Minjuvi U.S. Monjuvi Product Sales USD IN MILLION * partial quarter

Q2 / H1 2022: Profit or Loss Statement © MorphoSys – Q2 2022 results 15 In € million Q2 2022 Q2 2021 Δ H1 2022 H1 2021 Δ Revenues 59.4 38.2 55% 100.9 85.4 18% Product Sales 21.7 14.9 46% 38.3 27.8 38% Royalties 22.0 13.7 61% 41.0 25.4 61% Licenses, Milestones and Other 15.7 9.6 64% 21.5 32.3 (33)% Cost of Sales (17.2) (10.1) 70% (25.1) (15.2) 65% Gross Profit 42.2 28.1 50% 75.8 70.2 8% R&D Expenses (60.9) (40.5) 50% (126.0) (73.8) 71% Selling Expenses (24.0) (28.5) (16)% (45.9) (56.6) (19)% G&A Expenses (12.4) (30.5) (59)% (27.0) (40.8) (34)% Total Operating Expenses (97.3) (99.5) (2)% (198.8) (171.2) 16% Operating Profit / (Loss) (55.1) (71.4) (23)% (123.1) (101.0) 22% Consolidated Net Profit / (Net Loss) (235.0) 20.9 >(100)% (357.6) (20.7) >100% Earnings per Share, basic and diluted (in €) (6.88) — —% (10.47) (0.63) >100% Earnings per Share, basic (in €) — 0.64 —% — — —% Earnings per Share, diluted (in €) — 0.61 —% — — —% On June 30, 2022, MorphoSys’ liquidity position amounted to € 754.3 million (December 31, 2021: € 976.9 million) MorphoSys will be receiving US$ 300 million proceeds from the Royalty Pharma development funding bonds in September 2022

Financial Guidance FY2022 © MorphoSys – Q2 2022 results 16 Monjuvi U.S. Net Product Sales US$ 90m to 110m US$ 110m to 135m Gross Margin for Monjuvi U.S. Net Product Sales 75% to 80% 75% to 80% R&D expenses € 275m to 300m € 300m to 325m SG&A expenses € 150m to 165m € 155m to 170m UPDATED FINANCIAL GUIDANCE PREVIOUS* FINANCIAL GUIDANCE Updated Guidance Provided July 26, 2022 * Initially provided on January 7 and reiterated on March 16 and on May 4, 2022

Q&A 05 Malte Peters, M.D. CR&DO Jean-Paul Kress, M.D. CEO Sung Lee CFO Joe Horvat General Manager, U.S.

Thank you! www.morphosys.com 18

Partner Programs Expected to Progress in 2022

	PARTNER	DISEASE AREA	STATUS
GANTENERUMAB	Roche	Alzheimer's Disease	Phase 3 data expected in 2022
OTILIMAB	gsk	Rheumatoid Arthritis	Phase 3 data expected in 2022
IANALUMAB	NOVARTIS	Sjögren's Syndrome Lupus Nephritis and other	Phase 3 clinical development expected to start in 2022
ABELACIMAB	ANTHOS	Venous Thromboembolism Prevention	Phase 2 efficacy data published in NEJM
SETRUSUMAB	ultragenyx, Mereo BioPharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinical study ongoing
FELZARTAMAB	HI-Bio, I-MAB BIOPHARMA	Multiple Myeloma Autoimmune Indications (MN, IgAN)	Clinical development ongoing

© MorphoSys – Q2 2022 results

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2Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q2 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**59.4**	**10.9**	**21.3**	**27.3**
Monjuvi US product sales	21.7	10.9 [1]		10.9
Royalties	22.0		21.3 [5]	0.7
Other	15.7			15.7
Cost of Sales	**(17.2)**	**(2.1)**	**-**	**(15.2)**
Cost of Sales US Monjuvi product sales	(4.3)	(2.1) [2]		(2.2)
Other	(13.0)			(13.0)
Gross Profit	**42.2**	**8.8**	**21.3**	**12.1**
Gross Margin	*71.0%*			*44.2%*
Total Operating Expenses:	**(97.3)**	**(11.5)**	**-**	**(85.8)**
Research and Development	(60.9)			(60.9)
Selling	(24.0)	(11.5) [3]		(12.5)
General and Administrative	(12.4)			(12.4)
Impairment of Goodwill	-			-
Operating Profit/(Loss)	**(55.1)**	**(2.8)**	**21.3**	**(73.8)**
Operating Margin	*-92.8%*			*-271%*
Other Income	7.8			7.8
Other Expenses	(11.7)			(11.7)
Finance Income	6.2	1.6 [4]	- [6]	4.6
Finance Expenses	(185.1)	(62.3) [4]	(119.0) [6]	(3.8)
Income from Reversals of Impairment Losses	(1.0)			(1.0)
Income Tax Benefit / (Expenses)	4.0			4.0
Consolidated Net Profit/(Loss)	**(234.9)**	**(63.5)**	**(97.7)**	**(73.9)**
EPS, Basic and Diluted	(6.88)			(2.16)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend
1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2022 results

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1Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q1 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**41.5**	**8.3**	**18.4**	**14.8**
Monjuvi US product sales	16.6	8.3 1)		8.3
Royalties	19.0		18.4 5)	0.6
Other	5.9			5.9
Cost of Sales	**(7.9)**	**(1.3)**	**-**	**(6.6)**
Cost of Sales US Monjuvi product sales	(3.5)	(1.3) 2)		(2.2)
Other	(4.4)			(4.4)
Gross Profit	**33.6**	**7.0**	**18.4**	**8.2**
Gross Margin	*81.0%*			*55.7%*
Total Operating Expenses:	**(101.6)**	**(11.5)**	**-**	**(90.1)**
Research and Development	(65.1)			(65.1)
Selling	(21.9)	(11.5) 3)		(10.4)
General and Administrative	(14.6)			(14.6)
Impairment of Goodwill	-			-
Operating Profit/(Loss)	**(68.0)**	**(4.5)**	**18.4**	**(81.8)**
Operating Margin	*-164%*			*-553%*
Other Income	1.4			1.4
Other Expenses	(3.7)			(3.7)
Finance Income	10.6	6.8 4)	- 6)	3.8
Finance Expenses	(62.8)	(27.4) 4)	(31.1) 6)	(4.3)
Income from Reversals of Impairment Losses	(0.1)			(0.1)
Income Tax Benefit / (Expenses)	-			-
Consolidated Net Profit/(Loss)	**(122.7)**	**(25.1)**	**(12.7)**	**(84.8)**
EPS, Basic and Diluted	(3.59)			(2.48)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend
1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2022 results
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2Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q2 2021		B Incyte Collaboration		C Royalty Pharma		A - B - C
Revenues	**38.2**		**7.5**		**13.7**		**17.1**
Monjuvi US product sales	14.9		7.5	1)			7.5
Royalties	13.7				13.7	5)	-
Other	9.6						9.6
Cost of Sales	**(10.1)**		**(1.4)**		**-**		**(8.7)**
Cost of Sales US Monjuvi product sales	(2.8)		(1.4)	2)			(1.4)
Other	(7.3)						(7.3)
Gross Profit	**28.1**		**6.1**		**13.7**		**8.4**
Gross Margin	*73.6%*						*49.1%*
Total Operating Expenses:	**(99.5)**		**(13.7)**		**-**		**(85.8)**
Research and Development	(40.5)						(40.5)
Selling	(28.5)		(13.7)	3)			(14.8)
General and Administrative	(30.5)						(30.5)
Operating Profit/(Loss)	**(71.4)**		**(7.6)**		**13.7**		**(77.4)**
Operating Margin	*-187%*						*-454%*
Other Income	1.7						1.7
Other Expenses	(1.4)						(1.4)
Finance Income	102.4		105.8	4)			(3.4)
Finance Expenses	2.9		7.5	4)			(4.6)
Effects from Impairment on Financial Assets	0.2						0.2
Income Tax Benefit / (Expenses)	(13.5)						(13.5)
Consolidated Net Profit/(Loss)	**20.9**		**105.7**		**13.7**		**(98.4)**
EPS, Basic and Diluted	-						
EPS, Basic	0.64						(3.00)
EPS, Diluted	0.61						(2.78)
Shares Used for EPS, Basic	32.78						32.78
Shares Used for EPS, Diluted	35.37						35.37

Legend
1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2022 results
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